INFORMATION REGARDING THE DIRECTOR NOMINEES

The following table sets forth for each Director Nominee (i) the name, age, and business address of such person, and (ii) the principal occupation or employment and five-year business history of such person, including all directorships held in other public companies or mutual funds.

Name, Age and Business Address	Present Principal Occupation or Employment and Business Experience During Last Five Years; Current Directorships

William H. Alderman 46 years old c/o Alderman & Company Capital, LLC 20 Silver Brook Road Ridgefield, Connecticut 06877
Mr. Alderman has been President and a member of Alderman & Company Capital, LLC and its affiliates since March 2001. Alderman & Company Capital, LLC is a securities broker dealer specializing in the aerospace and defense industries. Mr. Alderman was managing director of the aviation investment banking practice of Fieldstone Investments from 1999 to 2001. Mr. Alderman was a registered securities representative and senior associate at GE Capital from 1991 to 1995 and Senior Vice President at Aviation Sales Company from 1996 to 1999. Mr. Alderman is currently a director of TeamStaff, Inc. (TSTF) and Breeze-Eastern Corporation (BZC), both public companies. Mr. Alderman is also a director of Alpha Growth & Opportunity Fund, an offshore fund.  Mr. Alderman received his M.B.A. from the JL Kellogg Graduate School of Management in 1989 and his A.B. from Kenyon College in 1984.

Jon C. Biro 42 years old 5858 Westheimer, Suite #200 Houston, Texas 77057
Mr. Biro is a certified public accountant and since January 2008, has been the Executive Vice President, Chief Financial and Accounting Officer, Treasurer and Secretary of Consolidated Graphics, Inc. (CGX), a public company and a leading commercial printer with operations in the United States, Canada and the Czech Republic.  Prior to joining Consolidated Graphics, Inc., Mr. Biro held several executive positions with ICO, Inc. (ICOC) (“ICO”), a public company specializing in the manufacturing of specialty resins and concentrates. From April 2002 to January 2008, Mr. Biro was the Chief Financial Officer and Treasurer of ICO and served as its Interim Chief Executive Officer from July 2003 to February 2004. From September 1996 to April 2002, Mr. Biro was employed as Senior Vice President, Chief Accounting Officer and Treasurer of ICO, and from October 1994 to September 1996, he was employed as Controller of ICO. Prior to his employment with ICO, Mr. Biro was employed by PriceWaterhouse LLP.  Mr. Biro received a M.S. in Accountancy from the University of Houston in 1991 and his B.A. in Psychology from the University of Texas in 1988.

Keith M. Butler 50 years old 237 Via Vera Cruz San Marcos, California 92078
Mr. Butler has over 25 years of manufacturing industry experience.  From May 2007 to the present, Mr. Butler has served as Executive Vice President and General Manager of Oncore Manufacturing Services LLC, an electronics manufacturing company serving the defense, medical and industrial markets (“Oncore”). From 1979 until 1997, Mr. Butler founded and served as President of Verified Technical Corporation, d/b/a Veritek (“Veritek ”) (formerly known as Modular Assembly), a manufacturer of high quality Through Hole and Surface Mount Technology assemblies, when he sold Veritek  to REMEC, Inc. (“Remec”). From 1997 to July 2005, Mr. Butler served as the President of Remec’s Global EMS division. In 2005, Mr. Butler repurchased the Electronic Manufacturing Services division located in San Diego from REMEC and renamed it Veritek Manufacturing Services (“Veritek Manufacturing”), to provide turnkey manufacturing solutions to the western United States. Shortly thereafter, Mr. Butler acquired two additional manufacturing sites and merged Veritek Manufacturing with Nu Visions Manufacturing, LLC to form OnCore.

Brian Kahn 35 years old 5506 Worsham Court Windermere, Florida 34786
Mr. Kahn founded and has served as the investment manager of Caiman Partners L.P. (“Caiman”) and the managing member of the general partner of Caiman’s general partner, Caiman Capital GP, L.P., since their inception in August 2003.  Mr. Kahn founded and has served as the investment manager of Kahn Capital Management, LLC (“KCM”) since 1998. Caiman and KCM focus on public and private market investments in consumer, manufacturing, and defense industries. Mr. Kahn received his B.A. cum laude in Economics from Harvard University in 1996.

Melvin L. Keating 61 years old 18 Driftwood Drive Livingston, New Jersey 07039
From December 2005 to September 2008, Mr. Keating was the President and Chief Executive Officer of Alliance Semiconductor Corp. (ALSC) (“Alliance”), a worldwide manufacturer and seller of semiconductors, and a Special Consultant to Alliance from October 2005 to December 2005. From April 2004 to September 2005, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx Inc. (QVDX), a healthcare software company. Mr. Keating was employed as a strategy consultant for Warburg Pincus Equity Partners (“Warburg”), from 1997 to 2004, providing acquisition and investment target analysis and transactional advice while also serving on the board of directors and chairing the audit committee of Price Legacy, a public REIT principally owned by Warburg. Mr. Keating is currently a director of LCC International Inc., (LCCI) (“LCC”) and serves on LCC’s audit and compensation committees and as chairperson of its finance committee. Mr. Keating earned his B.A. degree in History of Art from Rutgers University in 1967 and received both his M.S. degree in Accounting and his M.B.A degree in Finance from the Wharton School at the University of Pennsylvania in 1968 and 1970, respectively.